Contact

www.linkedin.com/in/jeff-chastain-30643746 (LinkedIn)

Top Skills

Hair Cutting

Hair Care

Beauty

Jeff Chastain

Founder & CEO, Brutus Grooming Corp | Founder of MASC, PARLOR and HELLA
New York, New York, United States

Summary

Industry leader, inventor, and creator in men's grooming products, award winning women's hair styling products, founder of multiple product lines in the beauty space, consultant for product development of personal care, accessories, and wellness.

Experience

Brutus Grooming Corp
Founder & CEO
January 2026 - Present (5 months)

MASC by Jeff Chastain
Co-Founder
2018 - Present (8 years)
New York, NY

Parlor by Jeff Chastain
Owner of Parlor by Jeff Chastain
August 2012 - Present (13 years 10 months)

Unisex haircare line

Jeff Chastain Parlor
Salon Owner and Hair Product Line Owner
2010 - Present (16 years)
New York, NY

HELLA DRY water repelling hairstyling products
Founder
September 2020 - March 2026 (5 years 7 months)
